Robert H. Cohen
212-801-6907
cohenr@gtlaw.com

October 15, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Sasha S. Parikh

Re:	Bionovo, Inc.
Amendment No. 1 to
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed March 14, 2007
File No. 000-50073

Ladies and Gentlemen:

On behalf of Bionovo, Inc., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Annual Report on Form 10-KSB (File No. 000-50073), originally filed with the Commission on March 14, 2007 (the “Annual Report”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 1 responds to the comments heretofore received from the Commission’s staff (the “staff”) by a letter dated October 2, 2007 (the “Comment Letter”) with respect to the Annual Report. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

For the staff’s convenience, the staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the staff, the Registrant has enclosed marked courtesy copies of Amendment No. 1 reflecting the changes from the initial filing.

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Report of Independent Registered Public Accounting Firm, page F-2

1.
PMB Helin Donovan, LLP has relied on other auditors as it relates to the period from inception through December 31, 2004. Please provide the report covering this period and include it in the filing as required by rule 2-05 of Regulation S-X.

In addition, please have PMB Helin Donovan, LLP provide you with an audit report that opines on the cumulative data for the entire period from inception through December 31, 2006 with reference as necessary to their reliance on the other auditors and include it in the filing. Auditor association with the cumulative data is required on an annual basis as long as the registrant is in the development stage.

The Registrant has included the report of its previous auditor for the period from inception to December 31, 2004 with Amendment No. 1. Additionally, PMB Helin Donovoan, LLP has modified its audit report, included in Amendment No. 1.

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Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact the undersigned by telephone at (212) 801-6907.

Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,
/s/ Robert H. Cohen
Robert H. Cohen

cc: Isaac Cohen, O.M.D., L.Ac.
  Mary Tagliaferri, M.D., L.Ac.
  Thomas C. Chesterman